UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-3619

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN

*Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Savings Plan Committee
Pfizer Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for plan benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that KPMG and our predecessor firms began serving as the Plan’s auditor, however, we are aware that KPMG and our predecessor firms have served as the Plan’s auditor since at least 1977.

Memphis, Tennessee
June 17, 2019

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
(THOUSANDS OF DOLLARS)	2018	2017
Assets
Investments, at fair value
Pfizer Inc. common stock	$2,131,831	$1,841,995
Pfizer Inc. preferred stock	50,880	46,322
Common/collective trust funds	8,404,459	8,093,269
Mutual funds	1,381,634	1,531,351
Self-directed brokerage account	201,740	203,851
Total investments, at fair value	12,170,545	11,716,788

Investments, at contract value
T. Rowe Price Stable Value Fund	1,517,446	1,408,836
Total investments	13,687,991	13,125,624

Receivables
Participant contributions	10,727	9,070
Company contributions	287,075	91,885
Notes receivable from participants	108,555	79,882
Securities sold	783	—
Interest and other	1,881	4,859
Total receivables	409,021	185,696
Total assets	14,097,012	13,311,320

Liabilities
Payable for securities purchased	—	2,652
Investment management fees payable	412	391
Total liabilities	412	3,044
Net assets available for plan benefits	$14,096,600	$13,308,276
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2018
Additions/(reductions) to net assets attributed to:
Investment income (loss)
Net depreciation in investments	$(335,887)
Pfizer Inc. common stock dividends	67,725
Pfizer Inc. preferred stock dividends	1,208
Interest income	57,439
Dividend income from other investments	14,102
Total investment loss	(195,413)
Interest income from notes receivable from participants	4,974
Less: Investment management, redemption and loan fees	(5,558)
Net investment and interest income (loss)	(195,997)

Contributions
Participant	427,710
Company	419,980
Rollovers into the Plan	79,455
Total contributions	927,145
Total additions	731,148

Deductions from net assets attributed to:
Benefits paid to participants	982,751

Net decrease	(251,603)

Transfers into the Plan	1,039,927

Net assets available for plan benefits
Beginning of year	13,308,276
End of year	$14,096,600
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Pfizer Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan excludes any employees covered by another Company-sponsored defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

On June 24, 2016, the Company acquired Anacor Pharmaceuticals, Inc. (Anacor). In connection with the acquisition, the Company adopted and assumed sponsorship of the Anacor Pharmaceuticals, Inc. 401(k) Plan (Anacor Plan), effective June 24, 2016. On September 1, 2017, former Anacor colleagues became eligible for the Plan, and the Anacor Plan was merged into the Plan on October 2, 2017.

On September 3, 2015, the Company acquired Hospira, Inc. (Hospira). In connection with the acquisition, the Company adopted and assumed sponsorship of the Hospira 401(k) Retirement Plan (Hospira Plan), effective September 3, 2015. On January 1, 2018, former Hospira colleagues became eligible for the Plan, and the Hospira Plan was merged into the Plan on January 9, 2018.

On September 28, 2016, the Company acquired Medivation, Inc. (Medivation). In connection with the acquisition, the Company adopted and assumed sponsorship of the Medivation 401(k) Plan (Medivation Plan), effective September 28, 2016. On January 1, 2018, former Medivation colleagues became eligible for the Plan, and the Medivation Plan was merged into the Plan on January 24, 2018.

Plan Administration

The Plan is administered by the Savings Plan Committee of the Plan Sponsor (the Plan Administrator), the named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers and other service providers to the Plan and (ii) the investment activity and performance of the Plan, with the exclusion of the Company stock funds, which are reviewed by an independent fiduciary appointed by the Savings Plan Committee.

Administrative Costs
Beginning in 2017, Plan participants pay quarterly fees from their account balances. These fees include general Plan administrative fees and expenses, such as recordkeeping, trustee and investment reporting fees. The quarterly fee deductions take place on the first business day following the end of each quarter (and are deducted from any full account distribution occurring during a quarter). In addition, certain transaction fees such as check fees, loan fees and qualified domestic relations order fees are paid by Plan participants.

Contributions

Participants may contribute up to 30% of their eligible compensation on a before-tax basis, an after-tax basis or a combination of both. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched. Participants who have attained age 50 before the end of the Plan’s year are eligible to make catch-up contributions, however, these contributions are not matched.

Company matching contributions are deposited into the Plan each quarter, rather than with each payroll. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined as at least age 55 with at least 10 years of service or age 65), death or disability, such participant will receive the matching contribution. In January 2018, the Company funded the fourth quarter 2017 Company matching contributions in the amount of approximately $26.5 million. In January 2019, the Company funded the fourth quarter 2018 Company matching contributions in the amount of

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

approximately $31.3 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Under the Code, salary deferral contributions, total annual contributions and the amount of compensation that may be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, as applicable.

The Plan includes a Roth 401(k) in-plan conversion option, which allows participants to transfer after-tax dollars into the Roth account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered “qualified Roth distributions” under the Code, such distributions are not subject to taxes.

The Plan includes a Retirement Savings Contribution (RSC), which is an additional annual Company-provided contribution based on age and years of service. With the exception of certain participants who are specifically excluded by the Plan terms, participants generally are eligible to receive the RSC. Effective January 1, 2018, the Company froze its non-union U.S. and Puerto Rico defined benefit plans and began providing RSC eligibility for those active colleagues. The RSC contributions are deposited into the Plan annually, following the close of the Plan year, usually in February. In general, participants must be actively employed on the last day of the year to receive the RSC; however, if the participant separates from the Company prior to the last day of the year due to retirement (defined as at least age 55 with at least 10 years of service or age 65), death or disability, such participant will receive the RSC. In February 2018, the Company funded the RSC for Plan year 2017 in the amount of approximately $65.4 million. In February 2019, the Company funded the RSC for Plan year 2018 in the amount of approximately $255.7 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately 100% vested in their contributions and all Company contributions with the exception of the RSC. For the RSC, participants are 100% vested after three years of credited service.

Forfeited Amounts

Forfeited nonvested accounts of terminated participants are generally used to reduce future Company contributions. At December 31, 2018 and 2017, forfeited nonvested accounts totaled approximately $2.9 million and $0.6 million, respectively. In 2018, Company contributions were reduced by approximately $1.0 million from forfeited nonvested accounts.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from Company-sponsored or other qualified plans into the Plan.

Investment Options

Each participant in the Plan elects to have his or her contributions and Company contributions invested in any one or a combination of investment funds in the Plan, including a self-directed brokerage account. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Any contributions for which the participant does not provide investment direction are invested in the participant’s Qualified Default Investment Alternative (QDIA), which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

Eligibility

Generally, all U.S.-based employees of the Company are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by an employee group not designated for participation in the Plan, (iii) are covered by a collective bargaining agreement and have negotiated a different eligibility date or (iv) are otherwise eligible for another Company-sponsored savings plan.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate. Contributions are invested in the Plan’s QDIA fund based on the participant’s year of birth.

Notes Receivable from Participants
Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum loan is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Loans transferred to the Plan due to the merger of legacy plans into the Plan maintain the terms of the original plan. Interest rates on outstanding loans ranged from 3.25% to 10.50% at December 31, 2018 and 2017.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination of employment, participants will have 90 days to repay the outstanding loan balance or to set up recurring monthly payments before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Participants are entitled to receive distributions upon termination, and may be able to take voluntary, in-service withdrawals, which include hardship withdrawals. Mandatory distributions are made in accordance with Plan provisions.
2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.
Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the accompanying statements of net assets available for plan benefits present the contract value of the fully benefit-responsive investment contracts, and the statement of changes in net assets available for plan benefits are prepared on a contract value basis.

Some amounts in the financial statements, notes to financial statements and supplemental schedule of the Plan may not add due to rounding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock and self-directed brokerage accounts are valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms, or holding periods that would limit the ability of the Plan or the participants to transact at the NAV. The T. Rowe Price Stable Value fund represents direct

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

investments in Synthetic Investment Contracts (SICs) and Separate Account Contracts (SACs) that are fully benefit-responsive and reported at contract value as contract value is the relevant measurement. See Note 4, Investment Contracts, for additional information.

The per-share stated value of the Pfizer Inc. preferred stock is $40,300 and each share is convertible, at the holder’s option, into 2,574.87 shares of Pfizer Inc. common stock. The Pfizer Inc. preferred stock may also be redeemed by Pfizer Inc. at any time or upon termination of the employee stock ownership plan trust in which it is held, at Pfizer Inc.’s option, in cash, in shares of common stock or a combination of both at a price of $40,300 per share. Pfizer Inc. preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value and are valued using either the higher of the per-share equivalent stated value of $40.30 ($40,300 stated value divided by 1,000) or the quoted market price on the New York Stock Exchange of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year. At December 31, 2018 and 2017, Pfizer Inc. preferred stock was valued at $112.39 per share and $93.26 per share, respectively, based on the closing Pfizer Inc. common stock price of $43.65 per share and $36.22 per share on December 31, 2018 and 2017, respectively.

See Note 5, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation/(depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation/(depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 17, 2019, the date at which the financial statements were available to be issued, and no events were noted which warrant adjustments to, or disclosure in, the financial statements.

Recently Issued Accounting Standard

In February 2017, the Financial Accounting Standards Board (FASB) issued new guidance on the presentation and disclosure requirements for employee benefit plans that hold interests in master trusts in the scope of Accounting Standards Codification (ASC) No 960, Plan Accounting – Defined Benefit Pension Plans, ASC 962, Plan Accounting – Defined Contribution Pension Plans and ASC 965, Plan Accounting – Health and Welfare Benefit Plans. The new guidance requires a plan’s interests in master trust balances and activities be presented in separate line items in the statement of net assets available for plan benefits and in the statement of changes in net assets available for plan benefits. The new guidance also requires certain disclosures regarding the master trust’s investments and other assets and liabilities. The effective date is January 1, 2019 and earlier application is permitted. The Plan currently does not have any interests in master trusts that are within the scope of the new guidance.
3. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated April 18, 2018 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is generally no longer subject to income tax examinations for years prior to 2015.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4. Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Fund composed of fully benefit-responsive SICs and SACs held directly. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan:
	December 31,
(THOUSANDS OF DOLLARS)	2018	2017
Synthetic investment contracts	$1,517,446	$1,167,312
Separate account contracts	—	241,524
Total	$1,517,446	$1,408,836

Investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets (which may include units of fixed income commingled or common trust funds) owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan’s or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuer consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation and Income Recognition, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
	Fair Value as of December 31, 2018
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Level 3	Total
Pfizer Inc. common stock	$2,131,831	$—	$—	$2,131,831
Pfizer Inc. preferred stock	—	50,880	—	50,880
Common/collective trust funds	—	8,404,459	—	8,404,459
Mutual funds	1,381,634	—	—	1,381,634
Self-directed brokerage account	201,740	—	—	201,740
Total	$3,715,206	$8,455,340	$—	$12,170,545

	Fair Value as of December 31, 2017
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Level 3	Total
Pfizer Inc. common stock	$1,841,995	$—	$—	$1,841,995
Pfizer Inc. preferred stock	—	46,322	—	46,322
Common/collective trust funds	—	8,093,269	—	8,093,269
Mutual funds	1,531,351	—	—	1,531,351
Self-directed brokerage account	203,851	—	—	203,851
Total	$3,577,197	$8,139,591	$—	$11,716,788
6. Related Party Transactions and Party-In-Interest Transactions

Northern Trust, the trustee of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity, the recordkeeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.
7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
8. Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

9. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Fund representing fully benefit-responsive investment contracts are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
	December 31,
(THOUSANDS OF DOLLARS)	2018	2017
Net assets available for plan benefits per the financial statements	$14,096,600	$13,308,276
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value	(28,727)	(2,718)
Amounts allocated to withdrawing participants	(2,009)	(1,308)
Deemed distributions	(2,786)	(1,847)
Net assets available for plan benefits per Form 5500	$14,063,078	$13,302,403

The following is a reconciliation of benefits paid, including rollovers, to participants per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2018
Benefits paid to participants, including rollovers, per the financial statements	$982,751
Amounts allocated to withdrawing participants and deemed distributions at end of year	4,795
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(3,155)
Benefits paid to participants, including rollovers, per Form 5500	$984,391

The following is a reconciliation of net depreciation in investments per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2018
Net depreciation in investments per the financial statements	$(335,887)
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at end of year	(28,727)
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at beginning of year	2,718
Net depreciation in investments per Form 5500	$(361,896)

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2018
(THOUSANDS OF DOLLARS)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost****	Current Value

*	Pfizer Inc. Common Stock	Common stock				$2,131,831

*	Pfizer Inc. Preferred Stock	Preferred stock				50,880

*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund				107,653
*	NTGI – Russell 2000 Small Cap Index Fund	Collective trust fund				293,346
*	NTGI – S&P 500 Index Fund	Collective trust fund				1,717,826
	BlackRock MidCap Equity Index Fund	Collective trust fund				488,994
	BlackRock International Equity Index Fund	Collective trust fund				75,940
*	Fidelity Large Cap Growth Fund	Collective trust fund				1,328,875
	Oppenheimer Developing Markets Fund	Collective trust fund				166,086
	Boston Partners Large Cap Value Fund	Collective trust fund				420,928
	Vanguard Target Retirement Income Trust Select	Collective trust fund				277,472
	Vanguard Target Retirement 2015 Trust Select	Collective trust fund				84,011
	Vanguard Target Retirement 2020 Trust Select	Collective trust fund				608,305
	Vanguard Target Retirement 2025 Trust Select	Collective trust fund				539,436
	Vanguard Target Retirement 2030 Trust Select	Collective trust fund				862,030
	Vanguard Target Retirement 2035 Trust Select	Collective trust fund				431,975
	Vanguard Target Retirement 2040 Trust Select	Collective trust fund				566,893
	Vanguard Target Retirement 2045 Trust Select	Collective trust fund				236,086
	Vanguard Target Retirement 2050 Trust Select	Collective trust fund				119,780
	Vanguard Target Retirement 2055 Trust Select	Collective trust fund				64,933
	Vanguard Target Retirement 2060 Trust Select	Collective trust fund				13,890
	Total common/collective trust funds					8,404,459

	T. Rowe Price Small Cap Stock Fund	Mutual fund				383,250
	Dodge & Cox International Fund	Mutual fund				465,491
	Diversified Bond Fund – Core	Mutual fund				466,431
	Diversified Bond Fund – High Yield	Mutual fund				39,860
	Diversified Bond Fund - Emerging Markets	Mutual fund				26,602
	Total mutual funds					1,381,634

	Self-Directed Brokerage Account	Self-directed brokerage account				201,740

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2018
(THOUSANDS OF DOLLARS)
(continued)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost****	Current Value

	T. Rowe Price Stable Value Fund –
***	American General Life Insurance Company Contract #GA-IM-266-1658155	Synthetic investment contract	2.54%	**		191,887
***	Great-West Financial Contract #331472-01	Synthetic investment contract	1.15%	**		2,943
***	JPMorgan Securities, LLC Contract #ATRPPFIZER 01	Synthetic investment contract	2.67%	**		167,743
***	New York Life Insurance Company GIC Contract #GA-29302	Synthetic investment contract	2.55%	**		147,549
***	The Prudential Insurance Company of America Contract #GA-63191	Synthetic investment contract	2.65%	**		242,220
***	Royal Bank of Canada Contract #TRPPFIZER01	Synthetic investment contract	2.53%	**		154,973
***	State Street Bank and Trust Company Contract #96028	Synthetic investment contract	2.63%	**		291,222
***	Massachusetts Mutual Life Insurance Company Contract #30011	Synthetic investment contract	2.69%	**		70,881
***	Metropolitan Life Insurance Company Contract #35919	Synthetic investment contract	2.75%	**		248,029
	Total T. Rowe Price Stable Value Fund					1,517,446

	Total investments					13,687,991

*	Notes receivable from participants	Interest Rates: 3.25% - 10.50%				108,555
		Maturity Dates: 2019 - 2033
	Total					$13,796,546

*	Party-in-interest as defined by ERISA

**	Open-ended maturity

***	Current value represents contract value

****	Cost information omitted as all investments are fully participant-directed. This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit 23.1	-	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ Kevin Dillon

Kevin Dillon
Member, Savings Plan Committee
Date: June 17, 2019